United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

August 29, 2021

Date of Report (Date of earliest event reported)

PETRA ACQUISITION INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40244	84-3898466
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5 West 21st Street New York, New York	10010
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (917) 622-5800

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock, $0.001 par value (the “Common Stock”), and one redeemable warrant	PAICU	The Nasdaq Stock Market LLC
Common Stock included as part of the units	PAIC	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for shares of Common Stock at an exercise price of $11.50 per share	PAICW	The Nasdaq Stock Market LLC

Item 1.01. Entry Into a Material Definitive Agreement

As we previously announced, on August 29, 2021, Petra Acquisition, Inc., a Delaware corporation (“Petra”), entered into an agreement and plan of merger (as it may be amended and/or restated from time to time, the “Merger Agreement”), by and among Petra, Petra Acquisition Merger Inc., a Delaware corporation and wholly-owned Subsidiary of Petra (“Merger Sub”), and Revelation Biosciences, Inc., a Delaware corporation (“Revelation”), pursuant to which Merger Sub will merge with and into Revelation with Revelation surviving the merger as a wholly-owned subsidiary of Petra. In addition, in connection with the consummation of the Business Combination, Petra will be renamed “Revelation Biosciences, Inc.” (“New Revelation”).

The Merger Agreement provides that Petra has agreed to acquire all of the outstanding equity interests of Revelation for an aggregate of 10,500,000 shares of Petra Common Stock, par value $0.001 per share (the “Merger Consideration Shares”).

In accordance with the terms and subject to the conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”), each share of Revelation’s common stock, Series A Preferred Stock, and Series A-1 Preferred Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and shall be converted into the right to receive the Per Share Merger Consideration (i.e., the portion of the Merger Consideration Shares with respect to a single share of Revelation’s common stock, Series A Preferred Stock or Series A-1 Preferred Stock, as the case may be, equal, in each case, to the quotient obtained by dividing (x) the Merger Consideration Shares by (y) the Fully Diluted Company Shares).  As used herein, “Fully Diluted Company Shares” means the sum, without duplication, of (a) all shares of Revelation’s common stock that are issued and outstanding immediately prior to the Effective Time; plus (b) all shares of Revelation’s Series A Preferred Stock or Series A-1 Preferred Stock (on an as converted to Revelation’s common stock basis) that are issued and outstanding immediately prior to the Effective Time; plus (c) the aggregate number of Revelation “Rollover Warrant Shares”; plus (d) the aggregate number of Revelation “Rollover RSU Shares”.

In addition, pursuant to the Merger Agreement, at the Effective Time, each Revelation RSU Award (as defined in the Merger Agreement) that is outstanding as of immediately prior to the Effective Time shall be assumed by Petra and shall be converted into that number of whole Parent RSU Awards (as defined in the Merger Agreement) equal to the product (rounded down to the nearest whole number) of: (i) the number of Revelation RSU Awards held by that holder as of immediately prior to the Effective Time; multiplied by (ii) the Common Stock Exchange Ratio (as defined in the Merger Agreement) (a “Parent RSU Award” and collectively, the “Parent RSU Awards”).  Further, each Revelation Warrant (as defined in the Merger Agreement) shall be converted into a warrant to purchase, subject to substantially the same terms and conditions as were applicable under such Revelation Warrant, the number of shares of Petra Common Stock (rounded down to the nearest whole share), determined by multiplying the number of shares of Revelation common stock subject to such Revelation Warrant immediately prior to the Effective Time by the Common Stock Exchange Ratio, at an exercise price per share of Petra Common Stock (rounded up to the nearest whole cent) equal to (x) the exercise price per share of Revelation common stock of such Revelation Warrant divided by (y) the Common Stock Exchange Ratio (a “Converted Warrant” and collectively, the “Converted Warrants”)).

Post-Closing Board of Directors and Executive Officers

Immediately following the closing, Petra’s board of directors will consist of five directors, consisting of James Rolke, George F. Tidmarsh, MD, PhD, Jennifer Carver, Jess Roper and Curt LaBelle, MD. At the closing, all of the executive officers of Petra shall resign and the individuals serving as executive officers of Petra immediately after the closing will be the same individuals (in the same offices) as those of Revelation immediately prior to the closing.

Registration Statement and Stockholder Approval

Petra will prepare and file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, that will include a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus (the “Proxy Statement”), and call a special meeting of the holders of Petra common stock to vote at the meeting (the “Special Meeting”). The holders of the majority of the voting power of Petra’s common stock present in person or represented by proxy at the Special Meeting must approve the Merger Agreement, the Business Combination and certain other actions related thereto as provided in the Delaware General Corporation Law, Petra’s certificate of incorporation and applicable listing rules of The Nasdaq Stock Market LLC(“Nasdaq”).

Representations and Warranties; Covenants

Petra, Merger Sub and Revelation have made customary representations, warranties and covenants in the Merger Agreement, including, among other things, covenants with respect to the conduct of Petra and Revelation prior to the closing of the Business Combination. The parties have also agreed to customary “no shop” obligations. The representations and warranties of Petra, Merger Sub and Revelation will not survive the closing of the Business Combination.

Extension of Time to Consummate a Business Combination

Pursuant to Petra’s organizational documents, Petra has until October 13, 2021 (the “Consummation Deadline”) to consummate its initial business combination. Accordingly, pursuant to the Merger Agreement, Petra has agreed to (a) prepare (with the Revelation’s reasonable cooperation) and, not later than September 2, 2021 (or such later date to which the parties mutually agree in writing), file with the SEC a mutually acceptable proxy statement to amend Petra’s organizational documents in order to extend the Consummation Deadline to January 13, 2022 (or such earlier date to which the parties mutually agree in writing) (the “Extension Proposal”), (b) solicit proxies from Petra’s stockholders to vote in favor of the Extension Proposal, and (c) convene and hold a meeting of the stockholders of Petra to vote upon the Extension Proposal (the “Extension Stockholders’ Meeting.”)

Closing Conditions

The closing of the Business Combination is subject to certain customary conditions of the respective parties, including, among other things, that: (i) applicable stockholder approval shall have been received; (ii) since the date of the Merger Agreement there shall not have occurred any Effect (as defined in the Merger Agreemeent) in respect of Revelation or Petra, that individually, or together with any other Effect, has had or would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) in respect of Revelation or Petra, as the case may be; (iii) New Revelation shall have at least $5,000,001 of net tangible assets immediately following the closing (after giving effect to the redemption of public shares by Petra’s public stockholders); (iv) Petra’s initial listing application in connection with the transactions contemplated by the Merger Agreement shall have been approved by Nasdaq so that immediately following the Business Combination, Petra satisfies any applicable initial and continuing listing requirements of Nasdaq; and (vi) certain Revelation stockholders shall have delivered a lock-up agreement.

Termination

The Merger Agreement may be terminated by Petra or Revelation under certain circumstances, including, among others; (i) by mutual written consent of Petra and Revelation and (ii) by either Petra or Revelation if the closing of the Business Combination has not occurred on or before October 13, 2021 (or January 13, 2021, if the Extension Proposal is approved at the Extension Stockholders’ Meeting).

The Merger Agreement and the foregoing summary thereof has been included in this Current Report on Form 8-K to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about Petra, Revelation or Merger Sub or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by disclosures not reflected in the Merger Agreement, were made for the purpose of allocating contractual risk between the parties to the Merger Agreement instead of establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or stockholders and reports and documents filed with the SEC. Investors and stockholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Petra, Revelation or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Petra’s public disclosures.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Merger Agreement, which is filed as Exhibit 2.1 hereto, and which is incorporated by reference herein.

Additional Agreements Executed at the Signing of the Merger Agreement

Support Agreements

In connection with the Merger Agreement, certain directors and holders of equity securities of Revelation each entered into a support agreement (the “Company Support Agreement”) with Petra and Revelation, pursuant to which each such director and holder of equity securities of Revelation agrees to vote the shares of Revelation capital stock beneficially owned by them in favor of each of the proposals to be included in the applicable written consent of stockholders, to take all actions reasonably necessary to consummate the Business Combination and to vote against any proposal that would prevent the satisfaction of the conditions to the Business Combination set forth in the Merger Agreement.

The foregoing description of the Company Support Agreement is qualified in its entirety by reference to the full text of the form of Company Support Agreement, a copy of which is included as Exhibit A to the Merger Agreement, filed as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

In connection with the execution of the Merger Agreement, Petra Investment Holdings, LLC, the sponsor of Petra (the “Sponsor”), officers and directors of Petra (the “Insiders”) entered into a support agreement (the “Sponsor Support Agreement”) with Revelation and Petra, pursuant to which each such Insider agrees to vote all shares of Petra common stock beneficially owned by it in favor of each of the proposals to be presented at the Special Meeting, to take all actions reasonably necessary to consummate the Business Combination and to vote against any proposal that would prevent the satisfaction of the conditions to the Business Combination set forth in the Merger Agreement.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the form of Sponsor Support Agreement, a copy of which is included as Exhibit B to the Merger Agreement, filed as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated by reference herein.

Additional Agreement to be Executed at Closing

The Merger Agreement provides that, upon consummation of the Business Combination, New Revelation will enter into the following additional agreement.

Lock-up Agreement

In connection with the closing of the Business Combination, certain stockholders of Revelation will enter into a lock-up agreement (the “Lock-Up Agreement”) with Petra, pursuant to which each will agree, subject to certain customary exceptions, not to:

(i) offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of Petra common stock or securities convertible into or exercisable or exchangeable for Petra common stock held by it immediately after the Effective Time, or enter into a transaction that would have the same effect;

(ii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of such shares, whether any of these transactions are to be settled by delivery of such shares, in cash or otherwise; or

(iii) publicly announce the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any “Short Sales” (as defined in the Lock-up Agreement) with respect to any security of Petra; until the date that is six months after the consummation of the Business Combination.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Lock-up Agreement, a copy of which is included as Exhibit C to the Merger Agreement, filed as Exhibit 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Important Information and Where To Find It

In connection with the proposed Business Combination described herein, Petra intends to file relevant materials with the SEC, including a Registration Statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus. Promptly after filing its definitive proxy statement with the SEC, Petra will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the Special Meeting relating to the transaction. INVESTORS AND STOCKHOLDERS OF PETRA ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT PETRA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PETRA, REVELATION AND THE BUSINESS COMBINATION. The definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Petra with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Petra and its directors and executive officers may be deemed participants in the solicitation of proxies from Petra’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Petra will be included in the proxy statement for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed Business Combination when available. Information about Petra’s directors and executive officers and their ownership of Petra common stock is set forth in Petra’s prospectus, dated October 7, 2020, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge at the SEC’s website (www.sec.gov).

Revelation and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Petra in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination.

Forward-Looking Statements

This Current Report on Form 8-K and the documents incorporated by reference herein (this “Current Report”) contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this Current Report regarding the proposed transactions contemplated by the Merger Agreement, including the benefits of the Business Combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Business Combination. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Petra’s and Revelation’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the Merger Agreement and the proposed transaction contemplated thereby; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of Petra or Revelation or other conditions to closing in the Merger Agreement; (3) the inability to project with any certainty the amount of cash proceeds remaining in the Petra trust account at the closing of the transaction; (4) the uncertainty relative to the cash made available to Revelation at the closing should any material redemption requests be made by the Petra stockholders (since the sources of cash projected assume that no redemptions will be requested by Petra stockholders); (5) the inability of the post-closing company to obtain or maintain the listing of its securities on Nasdaq following the business combination; (6) the amount of costs related to the business combination; (7) Revelation’s ability to yield sufficient cash proceeds from the transaction to support its short-term operations and research and development efforts since the Merger Agreement requires no minimum level of funding in the trust fund to close the transaction; (8) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; changes in applicable laws or regulations; (9) the ability of Revelation to meet its post-closing financial and strategic goals, due to, among other things, competition; (10) the ability of the company post-closing to grow and manage growth profitability and retain its key employees; (11) the possibility that the company post-closing may be adversely affected by other economic, business, and/or competitive factors; risks relating to the successful development of Revelation’s product candidates; (12) the clinical utility of an increase in intranasal IP-10 levels as a treatment for viral infections; the ability to complete planned clinical studies of REVTx-99; (13) expected initiation of the clinical studies, the timing of clinical data; (14) the outcome of the clinical data, including whether the results of such study is positive or whether it can be replicated; (15) the outcome of data collected, including whether the results of such data and/or correlation can be replicated; (16) the timing, costs, conduct and outcome of our other clinical studies; (17) the anticipated treatment of future clinical data by the FDA, the EMA or other regulatory authorities, including whether such data will be sufficient for approval; (18) the success of future development activities for REVTx-99 and expanded indications, REVTx-200, REVDx-501, or any other product candidates; (19) potential indications for which product candidates may be developed; (20) the potential impact that COVID-19 may have on Revelation’s suppliers, vendors, regulatory agencies, employees and the global economy as a whole; (21) the expected duration over which Revelation’s balances will fund its operations; (22) and other risks and uncertainties described herein, as well as those risks and uncertainties indicated from time to time in the final prospectus of Petra for its initial public offering dated October 7, 2020 filed with the SEC and the proxy statement on Schedule 14A relating to the proposed business combination, including those under “Risk Factors” therein, and in Petra’s other filings with the SEC. Petra cautions that the foregoing list of factors is not exclusive. Petra and Revelation caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Petra and Revelation do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits

(d)	Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger dated as of August 29, 2021, by and among Petra Acquisition Inc., Petra Acquisition Merger Inc. and Revelation Biosciences, Inc.
10.2	Form of Company Support Agreement (included as Exhibit A to Exhibit 2.1)
Form of Sponsor Support Agreement (included as Exhibit B to Exhibit 2.1)
10.5	Form of Lock-up Agreement (included as Exhibit C to Exhibit 2.1)
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETRA ACQUISITION INC.

By:	/s/ Andreas Typaldos
Name:	Andreas Typaldos
Title:	Chief Executive Officer

Dated: September 2, 2021